Exhibit 99.2
VASOGEN INC.
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
MARCH 25, 2008
REPORT ON VOTING
Resolution #1:
The Chairperson declared that the shareholders ratified the election of the directions for all nominations.

For:	12,546,635	78.46%
Withheld:	3,443,575	21.54%
Total:	15,990,210	100.00%
Resolution #2:
The Chairperson declared that the shareholders ratified the appointment of the auditors.

For:	14,988,333	93.74%
Withheld:	1,001,743	6.26%
Total:	15,990,076	100.00%
Resolution #3:
The Chairperson declared that the shareholders ratified the approval of the amendment of the Company’s 2003 Employee Stock Option Plan to fix the number of common shares issuable thereunder at 12% of the issued and outstanding common shares.

For:	3,527,931	53.99%
Against:	3,006,531	46.01%
Total:	6,534,462	100.00%
Resolution #4:
The Chairperson declared that the shareholders ratified the approval of the amendment of the Company’s Director Stock Option Plan 2003 to increase the number of common shares issuable thereunder.

For:	3,427,134	52.45%
Against:	3,107,128	47.55%
Total:	6,534,262	100.00%
Resolution #5:
The Chairperson declared that the shareholders ratified the approval of the amendment of the Company’s Directors’ Deferred Share Unit and Stock Plan to increase the number of common shares issuable thereunder.

For:	4,926,895	75.40%
Against:	1,607,367	24.60%
Total:	6,534,262	100.00%
Dated this 25th day of March, 2008.
CIBC MELLON TRUST COMPANY
“Signed”
Linda Arhin